UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 4) Banner Central Finance Company. (Name of Issuer) Common Stock, $0.01 par value (Title of Class of Securities) 06652W 10 7 (CUSIP Number)
December 31, 2000 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]   Rule 13d-1(b)

[  ]   Rule 13d-(c)

[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 06652W 10 7	13G	PAGE 2 OF 11
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Central Financial Acceptance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,166,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,166,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,166,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9) 100.0%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 06652W 10 7	13G	PAGE 3 OF 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Private Equity Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,166,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,166,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,166,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9) 100.0%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 06652W 10 7	13G	PAGE 4 OF 11
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary M. Cypres
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,166,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,166,0000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,166,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9) 100.0%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 06652W 10 7	13G	PAGE 5 OF 11
Item 1.
(a) Name of Issuer. Banner Central Finance Company
(b) Address of Issuer's Principal Executive Offices. 480 East Ferguson Drive Commerce, California 90022
Item 2.
(a)	Name of Person Filing.
The persons filing this Schedule 13G are Central Financial Acceptance Corporation ("CFAC"), West Coast Private Equity Partners, L.P. ("West Coast") and Gary M. Cypres, who are collectively referred to herein as the "Reporting Persons." CFAC currently owns 7,1665,000 shares, or 100% of common stock, par value $0.01 per share ("Common Stock") of Banner Central Finance Company ("Banner") . West Coast indirectly owns 7,166,000 shares, or 100% of Banner Common Stock, through its 51.14% ownership of CFAC. Mr. Cypres is the Managing General Partner of West Coast. He is also the President and Chief Executive Officer of each of CFAC and Banner.
(b)	Address of Principal Business Office or, if none, Residence.
The address of each of the Reporting Persons is 5480 East Ferguson Drive, Commerce, California 90022
(c)	Citizenship.
CFAC is a Delaware corporation. West Coast is a Delaware limited partnership. Mr. Cypres is a citizen of the United States of America.
(d)	Title of Class of Securities.
Common Stock, par value $0.01 per share.
(e)	CUSIP No.
06652W 10 7

CUSIP NO. 06652W 10 7	13G	PAGE 6 OF 11

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person is a:
(a)	[ ]	Broker or Dealer registered under Section 15 of the Act.
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act.
(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act.
(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act.
(e)	[ ]	Investment Adviser registered under section 203 of the Investment Adviser Act of 1940.
(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F) (Note: See Item 7).
(g)	[ ]	Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7).
(h)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.    Ownership.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)	Amount Beneficially Owned.
CFAC - 7,166,000 shares.
West Coast - 7,166,000 shares indirectly, through its 51.14% ownership of CFAC.
Mr. Cypres - 7,166,000 shares, indirectly, through Mr. Cyres' control of West Coast as its Managing General Partner.

CUSIP NO. 06652W 10 7	13G	PAGE 7 OF 11
(b)	Percent of Class. CFAC - 100.0% West Coast - 100.0% (indirectly) Mr. Cypres - 100.0% (indirectly)

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote

CFAC - 0

West Coast - 0

Mr. Cypres - 0

	(ii)	(shared power to vote or to direct the vote

CFAC - 7,166,000

West Coast - 7,166,000

Mr. Cypres - 7,166,0000

	(iii)	sole power to dispose or to direct the disposition of

CFAC - 0

West Coast – 0

Mr. Cypres – 0

CUSIP NO. 06652W 10 7	13G	PAGE 8 OF 11
(iv)	hared power to dispose or to direct the disposition of

CFAC - 7,166,000

West Coast - 7,166,000

Mr. Cypres - 7,166,000

Instruction: For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, please check the following:  [ X ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

CUSIP NO. 06652W 10 7	13G	PAGE 9 OF 11

Item 8.    Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.    Certification.

Not applicable.

CUSIP NO. 06652W 10 7	13G	PAGE 10 OF 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001

CENTRAL FINANCIAL ACCEPTANCE CORPORATION
/s/ Gary M. Cypres By: Gary M. Cypres Its: President and Chief Executive Officer
WEST COAST PRIVATE EQUITY PARTNERS, L.P. /s/ Gary M. Cypres By: Gary M. Cypres Its: Managing Partner /s/ Gary M. Cypres Gary M. Cypres

CUSIP NO. 06652W 10 7	13G	PAGE 11 OF 11
EXHIBIT A

AGREEMENT RE JOINT FILING OF SCHEDULE 13G

Each of the undersigned Reporting Persons hereby agree as follows: (i) Each of them is eligible to use the Schedule 13G and such Schedule 13G is filed on behalf of each of them; (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate; and (iii) Each of them hereby consents and agrees to the filing on behalf of each of them of the foregoing Joint Statement on Schedule 13G.

February 14, 2001

CENTRAL FINANCIAL ACCEPTANCE CORPORATION
/s/ Gary M. Cypres By: Gary M. Cypres Its: President and Chief Executive Officer
WEST COAST PRIVATE EQUITY PARTNERS, L.P. /s/ Gary M. Cypres By: Gary M. Cypres Its: Managing Partner /s/ Gary M. Cypres Gary M. Cypres